Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX May 21, 2026

IPERIONX COMMISSIONS SIX-AXIS POWDER METALLURGY PRESS, EXPANDING U.S. TITANIUM COMPONENT MANUFACTURING CAPABILITIES

■	Commissioned advanced 300-ton, six-axis SACMI powder metallurgy press at IperionX’s Titanium Manufacturing Campus in South Boston, Virginia

■	Triples IperionX’s existing powder metallurgy capacity and materially expands the range of high-value titanium powder-to-product components that can be manufactured in the United States

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Significantly enhances product flexibility and production repeatability, enabling more complex near-net-shape titanium components including fasteners, gears, brackets, actuators and other high-value defense, aerospace and industrial parts

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High-productivity titanium manufacturing platform capable of up to 24 pressing cycles per minute, equivalent to approximately 11 million single-cavity parts per year under operating assumptions, with higher part rates achievable using multi-cavity tooling for simpler components

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Designed to integrate with additional HSPT™ furnace capacity expected to arrive in June, supporting customer qualification, low-rate initial production and the scale-up of titanium component manufacturing in Virginia

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) is pleased to announce the successful completion of site acceptance and commissioning of its advanced 300-ton six-axis SACMI powder metallurgy press at IperionX’s Titanium Manufacturing Campus in South Boston, Virginia.

The commissioning of the SACMI powder metallurgy press represents an important expansion of IperionX’s U.S. titanium manufacturing platform. The press significantly increases IperionX’s compaction capacity and the ability to manufacture a broader range of complex titanium components using its powder metallurgy technologies.

Compared with conventional uniaxial pressing systems, the SACMI press provides higher compaction force, multi-axis movement, improved repeatability and enhanced geometry control. These capabilities are expected to support customer programs that require more complex component designs, tighter process control and higher-volume production pathways.

The SACMI press utilizes titanium powder produced from IperionX’s low-cost, U.S.-sourced feedstocks through the Company’s patented HAMR™ titanium process. The press forms near-net-shape titanium preforms that can then be sintered and forged using IperionX’s patented HSPT™ process.

This powder metallurgy pathway will bypass the incumbent titanium sponge supply chain, ingot melting, billet production, multiple hot-working steps and extensive machining. IperionX’s manufacturing pathway can reduce titanium waste, production cost and lead times, while maintaining the high strength-to-weight ratio, corrosion resistance and performance characteristics that make titanium critical to U.S. defense, aerospace, automotive, consumer electronics and industrial supply chains.

The newly commissioned SACMI press expands the types of products IperionX can manufacture. These include titanium fasteners, gears, brackets, actuators and other complex components that are used across defense, aerospace and industrial applications.

Titanium fasteners illustrate the scale of the opportunity. U.S. industrial and defense supply chains require large volumes of strong, lightweight and corrosion-resistant components, yet broader titanium adoption has historically been constrained by cost, lead times and supply chain concentration. Based on a pressing rate of up to 24 cycles per minute, the SACMI press is capable of approximately 24 single-cavity parts per minute, or approximately 11 million parts per year under operating assumptions, before downstream sintering. Higher part rates are possible where multi-cavity tooling is used for simpler component geometries.

The SACMI press will be integrated with additional HSPT™ sintering and forging furnace capacity purchased under the U.S. Government-supported IBAS expansion program. Installation and commissioning of these additional furnaces is expected to begin following their arrival in June. Together, the expanded forming and sintering capacity is intended to accelerate customer qualification and support customer programs for high-volume manufacturing.

Virginia	Tennessee	Utah
1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

SACMI powder press at IperionX’s titanium manufacturing campus, Virginia, and examples of complex parts that can be produced by powder metallurgy using IperionX titanium metal powder1

Anastasios (Taso) Arima, IperionX CEO commented:

“Commissioning this advanced SACMI press is an important milestone for IperionX. It gives us greater titanium manufacturing capacity and more flexibility to manufacture a wider range of titanium components for customers in defense, aerospace and industrial markets.

Titanium is a critical material, but its use has often been limited by cost and supply chain challenges. By combining our U.S.-sourced titanium powder, patented HAMR™ process, powder metallurgy pressing and HSPT™ sintering and forging, IperionX is building a more scalable platform for domestic titanium manufacturing.

This new press, together with our upcoming furnace expansion, is designed to help move customer programs from prototypes toward repeatable, higher-volume production.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:
info@iperionx.com
+1 980 237 8900

1 Additional information and product examples relating to the SACMI press can be found at the links below:
https://sacmi.com/en-US/metals/machines-for-metal-powder-components-production/metal-powder-pressing
https://sacmi.com/sharedcontent/media/video/metals/specialpressing/mph300.mp4

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.